UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 261st MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: December 18th, 2014, at 11:00 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of the Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL: The Board of Directors approved, by unanimous decision, the proposal of  distribution of Interest on Own Capital to the Company’s shareholders, in the amount of R$ 475,429,000.00 (four hundred and seventy five million and four hundred and twenty nine thousand reais), corresponding to a value of R$ 0.397030353585 per common share and R$ 0.436733388944 per preferred share, corresponding to a net value, after deducting the Withholding Income tax, of R$ 404,114,650.00 (four hundred and four million, one hundred and fourteen thousand and six hundred and fifty reais), corresponding to a net value of R$ 0.337475800547 per common share and R$ 0.371223380602 per preferred share, based on the net profit accounted in the balance sheet of June 30th, 2014, which are imputed to the minimum mandatory dividend of the fiscal year 2014 ad referendum of the General Shareholders Meeting. The payment of such Interest on Own Capital will be carried out until the end of 2015 in a date to be defined by the Company’s Board. The Interest on Own Capital shall be credited to shareholders, in accordance to the shareholder registry book position by the end of the day, on December 30th, 2014, including. After this date, Company’s share will be considered “ex-Interest on Own Capital”.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, December 18th, 2014. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira e Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

Minutes of the 261st MBD of 12.18.14 Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 261st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

I hereby certify that this is a faithful copy of the minutes of the 261st meeting of the Board of Directors of Telefônica Brasil S.A., held on December 18th, 2014, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

Continuation of Minutes of the 261st MBD of 12.18.14 Page 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 18, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director